Filed by:     AT&T Corp
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:    AT&T Corp
Commission File No.  1  -  1105

AT&T Broadband

March 14, 2002
Investor Presentation

Today's Presenters

Ron Cooper
Chief Operating Officer

Kevin Casey & Trey Smith
EVPs , Operations

Mary White
SVP, Denver Market

David Fellows
Chief Technology Officer

Cathy Kilstrom
SVP, Customer Care

Steve Bouchard
VP, Video Marketing

Safe Harbor

The following are "forward-looking statements" which are based on management's beliefs as well as on a number of assumptions concerning future events made by and information currently available to management. The audiences are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T's control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see AT&T's filings with the Securities and Exchange Commission. AT&T disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results of AT&T.

On December 19, 2001, AT&T and Comcast agreed to combine AT&T's broadband business with Comcast. In connection with the proposed transactions, AT&T and Comcast will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about AT&T and Comcast, without charge, at the SEC's web site at www.sec.gov. Free copies of AT&T's filings may be obtained by directing a request to AT&T Corp., 295 North Maple Avenue, Basking Ridge, N.J. 07920, Attention: Investor Relations. Free copies of Comcast's filings may be obtained by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

AT&T, Comcast and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed merger. Information concerning AT&T's participants in the solicitation is set forth in AT&T's proxy statement for its annual meeting of stockholders, filed with the SEC on March 30, 2001.

Ron Cooper

Chief Operating Officer

Broadband Update – Implementing Our Plan

- Positive Momentum in the Business
  - Alignment of Strategies, Objectives & Accountability
  - Growth of Revenue Generating Units
- 2002 Focus
  - Customer Care
  - Plant Upgrades to Drive Growth
  - Digital Video strategy
  - Organizational structure
  - Cost Management

Network Upgrades: Full-Service Capable Homes


100%
80%
60%
40%
20%
Digital Ready 100%
70%+ By 2002
Data Ready 62%
40%+ By 2002
Telephony Ready 34%

- Plan is 80% ≥ 550 MHz by YE02
- Over $1B budgeted for rebuild/upgrade in 2002

Note: Dotted line indicates YE 2002 estimate.

Organization, Staffing and Accountability

- Organizational and operational changes
  - Implemented leadership changes at corporate and markets
  - Aligned organizational goals and objectives
  - Decentralized certain functions to better serve the customer
- Restructuring charge in 1Q02
  - Decentralization → HQ downsizing
  - $50M - $100M charge

Entrepreneurial, Customer Focused, and Accountable

Management Approach

Local

- Accountable for financial results
- Empowered to execute operating plan
- Ownership of marketing tailored for local markets
- Responsible for customer, employee & franchise relations

AT&T Broadband

National

- Scale Economies
  — Procurement
  — Billing operations
- Required Consistency
  — Finance and accounting
  — Brand management
- Unique Skill Set
  — HSD & Telephony provisioning

Right People in the Right Place with the Right Focus

New Leadership Team in Place

Corporate Leadership

Bill Schleyer	President & CEO
Ron Cooper	COO
Mike Huseby	EVP & CFO
Greg Braden	EVP
David Fellows	CTO
Nancy McGee	SVP Marketing
Cathy Kilstrom	SVP Customer Care
Kevin Casey	EVP Operations
Trey Smith	EVP Operations

Market Leadership in Place

Market	*Industry Experience*
San Francisco	21
Chicago	17
Boston	2
Seattle	22
Denver	17
Pittsburgh	19
Salt Lake City	23
Dallas	9
Miami	20
Portland	14
Atlanta	6
Los Angeles	15
Sacramento	13

Kevin Casey & Trey Smith

EVPs, Operations

Focused to Support Market Leadership



Seattle
Portland
Rocky Mountain
Midwest
Boston
Sacramento
San Francisco
Salt Lake City
Denver
Chicago
Pittsburgh
Los Angeles
Atlanta
Dallas
Florida
Ron Cooper
Kevin Casey
Trey Smith

Implementing the Operating Model

- Creating experienced, effective, results-oriented teams
- Measurement and management tools
- Best Practices & Innovations
- Strengthening fundamentals to deliver results
  - Customer care
  - Fulfillment
  - Back office

Entrepreneurial, Customer Focused, and Accountable

Reducing Service Calls While Growing Customers


Service Call Rate
3%
2%
1%
0%
Service Calls / Basic Subs
20
20
19
19
18
Basic Plus RGUs (M)
Basic plus RGUs
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Service Call Rate
Basic Plus RGUs

Inbound Sales Migration Success – Seattle Market

- Improved inbound sales yield
- Reduced cost per sale
- Shortened average handle time
- Expect to introduce combination sales

Internalizing resources to deliver results

Customer Care Improvement – Atlanta Market



Total Call Volume
Service Level
1.0
0.8
0.5
0.3
0.0
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
Total Call Volume (M)
Service Level
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Total Call Volume
Service Level

AT&T Broadband

Mary White

SVP, Denver Market

Implementing the Operating Model

- Creating experienced, effective, results-oriented teams
- Measurement and management tools
- Best Practices & Innovations
- Strengthening fundamentals to deliver results
  - Customer care
  - Fulfillment
  - Back office

Entrepreneurial, Customer Focused, and Accountable

David Fellows

Chief Technology Officer

Technology Today & Tomorrow

- Network Architecture
- Capacity – Creating It, Using It, Growing It
  - Rebuilding The Network
  - Standardizing Systems & Infrastructure
- Technology to Deliver Advanced Services
  - Digital video
  - HSD
  - Telephony
- Capital

Full Service Broadband Network Architecture



Primary Hub
Primary Ring
Primary Hub
Primary Hub
Power
Master Headend
Secondary Hub
Secondary Ring
Secondary Hub
Secondary Hub
Power
fiber
Fiber Node
Power
RF Amplifiers
coax
TAP
NIU
CM
STB
AT&T B.I. Regional Data Center
Internet
ISPs
ISPs
AT&T Local Telephone Office
SS7 Network
PSTN
Long Distance Carriers

Leveraging Cable Investments to Drive Growth


AT&T
High-Speed Data
Video on demand
Analog Video
Other Future Services
Digital Video
All Distance Telephony
Interactive TV

Using the Capacity

750 - 860 MHz Capacity

0-40 MHz	54-552 MHZ	552 – 648 MHz	648 – 750 MHz	751 – 860 MHz
UPSTREAM	DOWNSTREAM	DOWNSTREAM	DOWNSTREAM	DOWNSTREAM
▪ Telephone Return ▪ Data Return ▪ Interactive Messages	▪ 79 Analog TV Channels	▪ 16 Channels for Advanced Services ▪ Telephone ▪ Data ▪ VOD	▪ 17 Digital Channels ▪ 6 MHz Analog Channel	▪ 18 Digital Channels ▪ 6 MHz Analog Channel

750 MHz Provides:

- 79 Analog Video Channels
- Up to 204 Digital Video Channels
- High Speed Data
- Telephone
- VOD, ITV

The majority of our network is 750MHz or higher

Technology Focus in 2002

- Video
  - PVR
  - VOD
  - HDTV
- High Speed Data
  - Broadband Choice
  - Network migration & integration
- Telephony
  - Advanced Intelligent Network
  - VoIP

Telephone: Circuit Switched


Headend
Signal Processing Modulation
Laser
5ESS
DCS
SONET
OSS
SONET
DC Power Supply
Routers
Fiber
Secondary Hub
CATV Equip
C/S
Laser
Laser T/R
SONET
HDT
HSD CMTS
Fiber
Fiber
D.H.
Excite@Home
Road Runner
Regional Data Center
Servers
Internet
Coax
Fiber Node
Coax
Coax
Power Supply
+Batteries
PP Tap
N I U
PC
Modem
Tap
Interconnecting to:
• PSTN via ILEC
• SS-7
• 800
• LIDB
• Oper Svc
• 911
• InterLATA Carriers
PSTN = Public Switched Telephone Network
DCS = Digital Cross Connect System
HDT = Host Digital Terminal
SONET = Synchronous Optical Network
HSD = High Speed Data
C/S = Combiner/Splitter
PP Tap = Power Passing Tap
NIU = Network Interface Unit
Video-green, Telephony-red, HSD-blue

AT&T Broadband

Telephone: IP


Headend
Signal Processing Modulation
Laser
Soft Switched Servers/Gateway
SONET
OSS
Fiber
Secondary Hub
CATV Equip
C/S
Laser
Laser T/R
SONET
Advanced CMTS
Fiber Node
Coax
Coax
Coax
Power Supply
+Batteries
Fiber
Fiber
D.H.
Excite@Home
Road Runner
Regional Data Center
Servers
Internet
PP Tap
NIU
PC
Tap
Interconnecting to:
• PSTN via ILEC
• SS-7
• 800
• LIDB
• Oper Svc
• 911
• InterLATA Carriers
PSTN = Public Switched Telephone Network
DCS = Digital Cross Connect System
HDT = Host Digital Terminal
SONET = Synchronous Optical Network
HSD = High Speed Data
C/S = Combiner/Splitter
PP Tap = Power Passing Tap
NIU = Network Interface Unit

Video-green, Telephony-red, HSD-blue, VoIP-yellow

Cathy Kilstrom

SVP, Customer Care

Foundation in Place to Improve Customer Care

- Reduced call centers from 200 to 30
- Reduced billing systems from 12 to 2
- Introduced new customer care technologies such as e-care, self-help, and IVR

Major work done to improve customer care infrastructure

2002 Customer Care Objectives



- Enhance the customer experience
- Establish sales oriented culture
- Review outsourcing relationships
- Enhance e-care, self help, and IVR functionality
- Integrate care across product lines

Our focus is on completely satisfying our customers

HSD Customer Inquiries


7%
4%
41%
48%
Call Rep
Self-help
E-mail
Chat

Moving customer contacts to less expensive channels

2002 Customer Care Actions Taken

- Metrics in place to measure improvement and effectiveness
- Increased call center staff by 5% - 10%
- Brought in-bound sales function back in-house in some markets
- Increasing agent training and development
- Implementing additional desktop tools
- Increasing call center technology

Delivering measurable improvements in customer care

Steve Bouchard

VP, Video Marketing

Digital Cable - Today



- 3.5M customers at 12/31/01
- 1.2M Digital subs were added in 2001
- Penetration to Basic - 25.6% YE01 (16.8% YE00)
- Marketed to 95% of homes passed
- Rate of growth expected to slow as penetration reaches 30%

Digital Cable - Historical Positioning

- Expand channel offering
  - Bandwidth when launched: 65% <550MHz
- Extend value of premium subscriptions
  - Multiplex offerings
- Competitive offering to satellite
- Conservative pricing to accelerate growth



MOVIES
kids
cable picks
at the theater
set up
movies A-Z
new releases
movie types
specials
coming soon
movie saver
adults only
exit
help
guide
OnDemand

2001 Digital Value Packages

Digital Platinum (Gold + $13*)	Digital Gold (Silver + $10*)	Digital Silver (Bronze + $12*)	Digital Bronze ($42*)
• 4 Premiums with plexes	• 2 Premiums with plexes	• 1 Premium with plexes	
• 3 Digital Tiers (~36 channels)	• 2 Digital Tiers (~25 channels)	• 1 Digital Tier (~14 channels)	
• Starz! and plexes	• Starz! and plexes	• Starz! and plexes	
• 23 Digital Channels • Encore with plexes • Digital IPG • 38 Digital Music • 40 PPV • Equipment	• 23 Digital Channels • Encore with plexes • Digital IPG • 38 Digital Music • 40 PPV • Equipment	• 23 Digital Channels • Encore with plexes • Digital IPG • 38 Digital Music • 40 PPV • Equipment	• 23 Digital Channels • Encore with plexes • Digital IPG • 38 Digital Music • 40 PPV • Equipment

*Prices approximate company-wide average

Digital Cable - Time for a Change

- **More bandwidth delivers more options**
- **Customer focus groups revealed desire for a non-premium digital package with more special interest programming**

  "Everybody in the family can find something to watch (with this package)."

  "This (package) is a better value. You get more for your money, more channels!"

- **CSR focus groups showed a need for a "Saves" package and an upgrade platform.**

  "A price between Standard and Bronze would be great. You could retain the customer that way."



AT&T Broadband

New Digital Value Packages

Category Builders

- New packages offer more customer choice
- Stronger appeal to non-premium customers

Digital Platinum

- 4 Premiums with plexes
- All 3 Digital Tiers (~36 channels)
- Starz! with plexes
- 23 Digital Basic Channels
- Encore with plexes
- Digital IPG
- 38 Digital Music
- 40 PPV
- Equipment

Digital Gold

- 2 Premiums with plexes
- Choice of 2 Digital Tiers (~25 channels)
- Starz! with plexes
- 23 Digital Basic Channels
- Encore with plexes
- Digital IPG
- 38 Digital Music
- 40 PPV
- Equipment

Digital Silver

- 1 Premium with plexes
- Choice of 1 Digital Tier (~14 channels)
- Starz! with plexes
- 23 Digital Basic Channels
- Encore with plexes
- Digital IPG
- 38 Digital Music
- 40 PPV
- Equipment

Digital Standard

- 3 Digital Tiers (~36 channels)
- 23 Digital Basic Channels
- Encore with plexes
- Digital IPG
- 38 Digital Music
- 40 PPV
- Equipment

Digital Bronze

- 23 Digital Basic Channels
- Encore with plexes
- Digital IPG
- 38 Digital Music
- 40 PPV
- Equipment

Digital Starter

- Encore with plexes
- Digital IPG
- 38 Digital Music
- 40 PPV
- Equipment

Ron Cooper & Cathy Kilstrom

Broadband Telephony Business

Voice Services Highlights

- 1M subscribers with 6.8M marketable homes on 12/31/01
- Competitive landscape
- Operational expertise gained
- Flexible migration to Voice over IP expected to minimize stranded capital risk
- On track to break even in 1Q02

Captured First Mover advantage with circuit switched technology

Voice Services: Smart Play for Cable Operators

- Revenue and margin opportunity
  - Market size in excess of $100 billion annually
  - Market almost entirely served by the RBOCs
- Optimizes core broadband network
- Improves performance of all broadband products
  - Voice customers pull through other broadband products
    - 53% own 2 products
    - 24% own 3 products
  - Product bundles including voice reduce video churn between 10% and 22%

Telephony Expected to Reach Break-Even in 1Q02

- Product scaling has improved cost structure
  - Process consolidation and streamlining improved centralized costs
  - Operational improvements reduced variable costs



Monthly Revenue/Subscriber ($)
80
60
40
20
0
58
(1)
60
48
42
45
50
53
55
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01



Monthly Expense/Subscriber ($)
350
300
250
200
150
100
50
0
329
247
188
156
123
94
76
63
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01

(1) Adjusted for one-time access revenue allocation.

AT&T Broadband

Broadband's Distinctive Value Driver is Telephony

- Over 1 Million subscribers today – expect to increase customer additions in 2002
- Plan for significant new marketable homes in 2H02
- ARPU nearly $55 in 4Q01
- 14.8% overall penetration, 55 communities exceed 25% penetration





Delivering a competitive customer alternative

AT&T Broadband